

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

No Act
P.E. 1-13-03


03016615

March 5, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

William K. Kelso
Assistant General Counsel
Host Marriott Corporation
6903 Rockledge Drive
Suite 1500
Bethesda, MD 20817

Re: Host Marriott Corporation
Incoming letter dated January 13, 2003

Dear Mr. Kelso:

This is in response to your letter dated January 13, 2003 concerning the shareholder proposal submitted to Host Marriott by Donna C. Kornfeld. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Donna C. Kornfeld
6680 E. Nevada Place
Denver, CO 80224



HOST MARRIOTT
CORPORATION

January 13, 2003

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Host Marriott Corporation—Shareholder Proposal of Donna C. Kornfeld

Ladies and Gentlemen:

I am the Assistant General Counsel of Host Marriott Corporation (the "Company"). I am filing this letter on behalf of the Company with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 14a-8(j), we are submitting six paper copies of this letter with its attachments.

On September 20, 2002, the Company received a shareholder proposal (the "Proposal") and supporting statement from Donna C. Kornfeld. On October 11, 2002, the Company received a letter from Ms. Kornfeld revising the earlier supporting statement (as revised, the "Statement"). A copy of Ms. Kornfeld's letters to the Company containing the Proposal, the Statement and correspondence related thereto is attached hereto as Exhibit A.

By this submission, we notify the Commission and Ms. Kornfeld of our intent to omit the Proposal and the Statement from the Company's proxy statement and form of proxy for its 2003 annual meeting of shareholders ("2003 Proxy Materials"). We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and Statement may be excluded from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), a copy of this letter with its attachments is being furnished simultaneously to Ms. Kornfeld.

The Company expects to mail its definitive 2003 Proxy Materials on or about April 7, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2003 Proxy Materials with the Commission. The Company would appreciate the Staff's response to its request prior to March 20, 2003, which is the date of the meeting at which the Company's Board of Directors will approve the 2003 Proxy Materials.

6903 ROCKLEDGE DRIVE, SUITE 1500 BETHESDA, MD 20817 240-744-1000 FAX 240-744-5154
WWW.HOSTMARRIOTT.COM

The Proposal reads as follows: "Resolved: The Shareholders strongly recommend to the Board of Directors to make all efforts to reinstate at least a $1.00 per share dividend. These efforts should specifically include stopping all acquisition activity until the dividend is $1.00 per share on an annualized basis."

The Company believes that it is proper to exclude the Proposal from its 2003 Proxy Materials because:

1. the Proposal relates to a specific amount of cash or stock dividends—Rule 14a-8(i)(13);

2. the Proposal deals with matters relating to the Company's ordinary business operations—Rule 14a-8(i)(7); and

3. the Proposal and Statement are contrary to the Commission's proxy rules—Rule 14a-8(i)(3).

1. The Proposal Relates to a Specific Amount of Cash or Stock Dividends—Rule 14a-8(i)(13).

The Company believes that the Proposal may properly be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(13) because the Proposal relates to a specific amount of cash dividends. Rule 14a-8(i)(13) permits the exclusion of a shareholder proposal if the proposal relates to specific amounts of cash or stock dividends. The Staff has consistently allowed the exclusion of shareholder proposals that would set minimum amounts or ranges for dividends or that would establish formulas for determining dividends. *See, e.g.,* Microsoft Corporation (available July 19, 2002) (proposal requesting that the company declare a dividend of 50% of current and subsequent years' earnings, with the level of dividends in subsequent years to be maintained at least at the 2002 level); Exelon Corporation (available March 2, 2002) (proposal to increase the dividend by 10 percent); Wachovia Corporation (available February 17, 2002) (proposal mandating a decrease in executive compensation until such time as the dividend regains the prior year's level of $1.92 per share); Duke Energy Corporation (available January 9, 2002) (proposal requesting that the company distribute earnings "more equitably," specifically including an increase in the current dividend of $1.10 per share); International Business Machines Corporation (available January 2, 2001) (proposal recommending that an equal or greater percentage of the company's earnings per share be distributed as a dividend each year); General Motors Corporation (available April 7, 2000) (proposal mandating an increase in the dividend by $0.10 per share per quarter); Lydall, Inc. (available March 28, 2000) (proposal mandating the payment of a dividend of not less than 50% of the company's net annual income); Empire Federal Bancorp, Inc. (available April 7, 1999) (proposal mandating the distribution of a portion of excess regulatory capital by a special dividend of between $5.00 and $7.00 per share); Safeway, Inc. (March 4, 1998) (proposal for dividend of at least 30% of earnings each year); AirTouch Communications, Inc. (January 6, 1998) (proposal for dividend of at least 30% of earnings each year); AirTouch Communications, Inc. (December 5, 1997) (proposal for dividend of at least 10% of net profits); St. Jude Medical, Inc. (March 23, 1992) (proposal for annual cash dividend in amount not less than income received in form of dividends and interest from "investment capital or otherwise").

By its very terms, the Proposal would establish a minimum dividend of $1.00 per share on an annual basis. Because the Proposal clearly relates to specific amounts of cash or stock dividends, it is excludable pursuant to Rule 14a-8(i)(13).

2. The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations—Rule 14a-8(i)(7).

A company may exclude a shareholder proposal under Rule 14a-8(i)(7) if the proposal deals with matters relating to the company's ordinary business operations. The Commission has stated that the underlying rationale for the ordinary business exclusion is two-fold. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Second, a shareholder proposal should not seek to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Exchange Act Release No. 34-30018 (May 28, 1998).

A. Declaration of dividends as ordinary business operations under Rule 14a-8(i)(7).

In specifying a minimum amount of dividends to be declared and paid, the Proposal probes into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The declaration of a dividend involves, among other things, the regular comprehensive consideration of the Company's overall financial requirements, including planned levels of capital expenditure, financial covenants under pre-existing debt instruments, and the need for working capital to operate the business by the Company's board of directors. The Staff has recognized that decisions regarding the declaration and payment of dividends are a core management function and deal with matters relating to the conduct of the ordinary business operations of any public company. See Monsanto Company (February 23, 1976) (proposal to establish dividend of at least 50% of earnings in any given year). In addition, the Staff has recognized in several other situations that proposals addressing the topic of the payment of dividends constitute matters relating to the ordinary business operations of a company. See, e,g., The Walt Disney Company (September 27, 1993) (proposal to implement a dividend reinvestment plan); BellSouth Corporation (January 26, 1993) (proposal to establish a system for payment date for dividends by direct deposit); NYNEX Corporation (January 19, 1989) (proposal to establish a payment date for dividends). Accordingly, the Company believes it may properly exclude the Proposal, which is similar to such decisions, pursuant to Rule 14a-8(i)(7).

B. Acquisition decisions as ordinary business operations under Rule 14a-8(i)(7).

The Proposal provides that until the Company's board of directors reinstates a dividend that is at least $1.00 per share on an annualized basis, the Company should stop all acquisition activity. The Company's board of directors and officers, in the conduct of the Company's ordinary business, regularly make decisions as to ways to maximize shareholder value, which include whether and when to acquire or dispose of assets of the Company such as hotel properties. The Staff has repeatedly taken the position that proposals relating to the determination and implementation of a company's strategies to maximize shareholder value are matters relating to the conduct of such company's ordinary business operations. See, e.g., Associated Estates Realty Corporation (March 23, 2000) (proposal relating in part to the institution of a business plan to maximize shareholder value by selling assets); Ohio Edison Company (February 3, 1989) (proposal involving board of directors' selection of business policies to enhance financial performance).

More specifically, the Staff has repeatedly declined to recommend enforcement action against registrants that have omitted shareholder proposals relating to management's decisions regarding the sale, purchase and use of a company's property. In Sears & Roebuck (March 10, 1987), the Staff granted a no-action position with respect to a shareholder proposal that Sears divest itself of all "non-profitable operating units" and prohibit future acquisitions that would not "decidedly enhance shareholder equity." The Staff stated that Sears could rely on Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), to omit the proposal "since [the proposal] appears to deal with a matter relating to conduct of the Company's ordinary business operations (i.e., decision to sell certain operating units or make certain acquisitions)." Similarly, in General Motors Corp. (March 31, 1988), the Staff granted a no-action position with respect to a shareholder proposal that would "encourage and direct the Board of Directors to make long-range plans to re-deploy the assets of the company into more profitable lines of endeavor." In its response, the Staff stated that General Motors could rely on Rule 14a-8(c)(7) "since [the proposal] appears to deal with a matter relating to the conduct of the company's ordinary business operations (i.e., decisions regarding the investment and application of corporate assets)." In addition, in several other no-action letters, the Staff has consistently concluded that the acquisition and disposition of non-extraordinary corporate assets is a part of a company's ordinary business operations. See, e.g., Tremont Corp. (February 25, 1997) (proposal relating to "non-extraordinary transactions that may enhance shareholder value"); Madison Real Estate Inv. Fund (March 25, 1985) (proposal relating to the determination to sell, lease or purchase property); Allis-Chalmers (March 3, 1982) (proposal requiring the company to reinvest only in its existing facilities and prohibiting it from acquiring other existing companies).

The Proposal illustrates the type of interference with the conduct of ordinary business operations that Rule 14a-8(i)(7) is designed to prohibit. In essence, the Proposal would allow shareholders to dictate to the board of directors how the business and affairs of the Company should be managed, including how the Company should use its financial resources. Decisions to declare and pay dividends as well as the impact thereon on the decision to acquire hotel properties fall within the confines of management discretion precisely because they are "of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999. The Commission's proxy rules recognize that it is neither practicable nor necessary to involve the Company's shareholders in the consideration of such business decisions. The Company is of the opinion that the Proposal and Statement may properly be omitted pursuant to Rule 14a-8(i)(7).

3. The Proposal and Statement are contrary to the Commission's proxy rules—Rule 14a-8(i)(3).

Rule 14a-8(i)(3) states that a company may exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including section 140.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, the Staff has recognized on numerous occasions that a proposal may be omitted under Rule 14a-8(i)(3) when it is so vague and indefinite that neither the shareholders voting on the proposal, nor the company, would be able to determine with any reasonable certainty what measures the company would take in the event the proposal was approved. See, e.g., Alcoa Inc. (December 24, 2002); IDACORP (September 10, 2001); Philadelphia Electric Company (July 30, 1992); Exxon Corporation (January 29, 1992); NYNEX Corporation (January 12, 1990).

We believe that the Proposal is vague, indefinite and unclear in its recommendation that the Company's board of directors "make all efforts" to reinstate a $1.00 dividend. Beyond stopping all acquisition activity, the Proposal does not identify or summarize what additional "efforts" are required of the Company's board of directors. Nor does the Proposal offer any definitive limitations on the actions that could be taken pursuant to the Proposal. For example, would the Proposal compel the Company's board of directors to seek (at significant expense to the Company) waivers of its obligations under the covenants contained in its senior credit facility and its outstanding notes, which currently limit the Company's ability to pay dividends? Would the Company's board of directors be compelled to sell assets such as hotel properties in order to ensure adequate cash was available to pay the minimum dividend recommended in the Proposal?

The Staff has repeatedly declined to recommend enforcement action against registrants that have omitted shareholder proposals containing vague and indefinite language similar to the language contained in the Proposal. See, e.g., Alcoa (proposal requesting "the full implementation of human rights standards"); IDACORP (proposal setting forth "particulars" and procedures for the recall of the board members); Philadelphia Electric (proposal calling for formation of a stockholders' committee to consider and refer a plan to the board of directors that "will in some measure equate with the gratuities bestowed on Management, Directors and other employees"). Accordingly, as the Proposal offers no guidance with respect to what additional "efforts" are required of the Company's board of directors or what, if any, limitations should be placed on the actions that could be taken pursuant to the Proposal, the Company believes the Proposal to be so incomplete, vague and indefinite as to be misleading within the scope of Rule 14a-9 and therefore subject to exclusion under Rule 14a-8(i)(3).

* * *

Based on the foregoing, the Company respectfully requests that the Staff concur in our view that the Company may omit the Proposal and the Statement in their entirety from its 2003 Proxy Materials and that no enforcement action will be recommended to the Commission if the Proposal and the Statement are excluded.

Please do not hesitate to call me at (240) 744-5176 if you require additional information or wish to discuss this letter.

Sincerely,



William K. Kelso
Assistant General Counsel

Attachment

cc: Donna C. Kornfeld

ATTACHMENT A

Donna C. Kornfeld

6680 East Nevada Place Denver, Colorado 80224 303-355-3209

September 9, 2002

Corporate Secretary
Host Marriott Corporation
10400 Fernwood Road
Bethesda, MC 20817-1109

Re: **Host Marriott**
Shareholder Proposal

Gentlemen:

I have beneficially owned shares of Host Marriott valued at more than $2,000 for more than one year, and I expect to continue ownership through the date of the Fund's next annual meeting. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 I am hereby submitting the following shareholder proposal and supporting statement for inclusion in the Fund's proxy statement for the next annual meeting of stockholders or any earlier meeting.

RESOLVED: The shareholders strongly recommend to the Board of Directors to make all efforts to reinstate at least a $1.00 per share dividend. These efforts should specifically include stopping all acquisition activity until the dividend is $1.00 per share on an annualized basis.

Supporting Statement

During a July 17, 2002 earnings conference call, Christopher Nassetta, President Chief Executive of Host Marriott, stated that it was the long-standing policy of the company to distribute the minimum amount necessary to comply with REIT requirements. I want to remind Mr. Nassetta that at the same time Host Marriott became a REIT the anticipated dividend was to be at least $.84 annually – and to grow thereafter. That is the shareholder base that owns this company and the shareholders that approved the REIT conversion.

However, with the recent drop off due to September 11th and other factors, the dividend is expected to be minimal for the year 2002. The company is also unable to suggest how soon the dividend might return to its former level. On June 18, 2002 Host Marriott announced the purchase the Copley Place Hotel in Boston, MA for $214 million. In order to make this purchase, the company used valuable cash and assumed additional debt. The undersigned would like to send a message to our Board and management that the shareholders much prefer the dividend than to acquire new properties or almost any other corporate activity.

REIT stocks such as Host Marriott are typically owned by shareholders that want a significant dividend. If one wants to own growth stocks, there are countless other choices. A dividend is tangible evidence of profitability. I calculate that in lieu of the purchase of the new $214 million hotel, the company could have paid an $.81 dividend.

I must also point out that there is a conflict of interest between shareholders who want their cash dividend today vs. management that wants to keep cash within the company to potentially increase the share price over time and so increase the value of their stock options. Every $1.00 per share per year of "leakage" out of the company diminishes the capital that management has available to grow the share price. At the most basic level, a company purchasing a new hotel when there are unpaid dividends is telling the shareholders that the company can use the money better than we can. I do **not** agree. We want our money today and were led to believe this dividend was of paramount importance when Host Marriott converted to a REIT.

By voting for this proposal we will be sending a message to the company that the dividend is the primary reason we own the stock. If you agree, please vote for this proposal.

END PROPOSAL

The undersigned currently owns 25,178 shares of Host Marriott. I intend to appear in person or by proxy on May 15, 2003 to introduce this proposal. I do not wish to have my name and address appear in the proxy.

Sincerely yours,



Donna C. Kornfeld
6680 E. Nevada Place
Denver, CO 80224



HOST MARRIOTT
CORPORATION

September 25, 2002

VIA FEDERAL EXPRESS

Ms. Donna C. Kornfeld
6680 East Nevada Place
Denver, Colorado 80224

Re: Host Marriott Corporation–Shareholder Proposal

Dear Ms. Kornfeld:

Please be advised that on September 20, 2002, Host Marriott Corporation received your shareholder proposal which was included in your letter of September 9, 2002. We have checked with EquiServe Trust Company, our transfer agent, and have determined that you are not the registered holder of the Host Marriott shares to which you refer in your letter. Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, we request that you provide us written verification from the record holder that you have continuously held the requisite number of shares of Host Marriott common stock for at least one year prior to your submission of your proposal. As Rule 14a-8(f) requires, please send such written verification to my attention no later than October 10, 2002.

In addition, we note that in your letter you say that you "expect" to continue your beneficial ownership of the requisite number of Host Marriott shares thorough the date of Host Marriott's 2003 annual meeting of shareholders. In order to comply with the requirements of Rule 14a-8(b), you must also make a written statement that you *intend* to continue such ownership through the date of the annual meeting. If that is your intention, please provide a written statement to that effect at the time you submit the written verification from the record holder described in the preceding paragraph.

Please note also that Host Marriott has recently changed its address. Your letter was sent to our old address, which delayed our receipt of your proposal. Please address all future correspondence to: Corporate Secretary, Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland 20817.

6903 Rockledge Drive, Suite 1500 Bethesda, MD 20817 240-744-1000 Fax 240-744-5154
www.hostmarriott.com

Thank you in advance for your attention to this matter. Should you have any questions, please feel free to contact me at the address given above or by telephone at (240) 744-5170.

Very truly yours,



David E. Reichmann
Assistant General Counsel and
Assistant Corporate Secretary

cc: Elizabeth Abdoo, General Counsel
Thomas Kornfeld, Landmark Capital LLC

Donna C. Kornfeld

6680 East Nevada Place   Denver, Colorado 80224 303-355-3209

October 7, 2002

Ms. Elizabeth Abdoo
General Counsel and Corporate Secretary
Host Marriott Corporation
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817

Re: **Host Marriott**
Shareholder Proposal

Dear Ms. Abdoo:

I intend to continue ownership of at least $2,000 dollars worth of Host Marriott stock through the date of the annual meeting. Enclosed is written verification of my ownership of 26,178.335 shares.

Based on my son's conversation with you, I would like to delete the following portion of the proposal:

> *"I must also point out that there is a conflict of interest between shareholders who want their cash dividend today vs. management that wants to keep cash within the company to potentially increase the share price over time and so increase the value of their stock options. Every $1.00 per share per year of "leakage" out of the company diminishes the capital that management has available to grow the share price."*

Please call me at 303-355-3209 or my son, Tom Kornfeld at 303-368-8836 if you have further questions.

Thank you.

Sincerely yours,



Donna C. Kornfeld
6680 E. Nevada Place
Denver, CO 80224


RECEIVED
OCT 1

Enclosure


Fidelity Investments

Mr. David Reichmann
Host Marriott Corporation
6903 Rockledge dr.
Ste 1500
Bethesda, MD 20817

Dear Mr. Reichmann:

Please accept this letter as confirmation that Donna Kornfeld has held at least 26,178.335 shares of Host Marriott Corporation (HMT) in her Fidelity brokerage account for one year and two months up to the time of September 26, 2002.

If you have any questions, please call me at 800-523-5514 option 1 extension 6894.

Sincerely,

Monica Pellegrino

Monica Pellegrino
Premium Services representative

Our File: W011328-26SEP02

Fidelity Service Company, Inc.
Customer Services Group

82 Devonshire Street OS2N4
Boston, MA 02109-3614

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Host Marriott Corporation
Incoming letter dated January 13, 2003

The proposal recommends that the board of directors "make all efforts to reinstate at least a $1.00 per share dividend" and suspend all acquisition activity until such dividend has been paid on an annualized basis.

There appears to be some basis for your view that Host Marriott may exclude the proposal under rule 14a-8(i)(13). Accordingly, the Division will not recommend enforcement action to the Commission if Host Marriott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Host Marriott relies.

Sincerely,



Jennifer Bowes
Attorney-Advisor